# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Monopar Therapeutics, CIK 0001645469
CUSIP: 61023L207
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 1000 SKOKIE BLVD SUITE 350, WILMETTE, Illinois (IL), 60091
Date of event which requires filing of this statement: 01/28/2026
Filed by CIK 0001727357
Persons authorized to receive notices and communications: Tactic Pharma LLC, c/o 1000 Skokie Blvd, Ste 350, Wilmette, Illinois (IL), 60091, (847) 388-0349

## Reporting persons
- Tactic Pharma LLC (CIK 0001727357): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: REPORTING PERSON CONDUCTED A LIQUIDATING, PRO RATA DISTRIBUTION OF ISSUER STOCK TO ITS MEMBERS ON JANUARY 28, 2026.
- Robinson Chandler (CIK 0001727334): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 307,370; shared voting power 0; sole dispositive power 307,370; shared dispositive power 0; aggregate amount beneficially owned 307,370 (4.5% of the class)
  Comment: SOLE VOTING AND DISPOSITIVE POWER AND AGGREGATE AMOUNT INCLUDES 6,732 RESTRICTED STOCK UNITS SCHEDULED TO VEST WITHIN 60 DAYS AND 152,105 STOCK OPTIONS CURRENTLY EXERCISABLE OR SCHEDULED TO VEST AND BE EXERCISABLE WITHIN 60 DAYS
- Brown Michael J (CIK 0001035909): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 124,629; shared voting power 0; sole dispositive power 124,629; shared dispositive power 0; aggregate amount beneficially owned 124,629 (1.8% of the class)
  Comment: SOLE VOTING AND DISPOSITIVE POWER AND AGGREGATE AMOUNT INCLUDES 18,878 STOCK OPTIONS

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Monopar Therapeutics
Address of issuer's principal executive offices: 1000 SKOKIE BLVD SUITE 350, WILMETTE, Illinois (IL), 60091
Comment: This Amendment No. 3 ("Amendment No. 3") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on December 23, 2019 (the "Initial Schedule 13D" and together with Amendment No. 1 filed on December 17, 2024 and Amendment No. 2 filed on September 24, 2025, the "Schedule 13D") by Tactic Pharma LLC ("Tactic Pharma"), Chandler Robinson and Michael Brown (the "Reporting Persons") with respect to the Common Stock, par value $0.001 per share, of Monopar Therapeutics Inc. (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 shall have the meanings set forth in the Initial Schedule 13D. This Amendment No. 3 amends Item 1 and 5 to the extent set forth below.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Refer to the cover pages. All percentages are calculated based on 6,682,584 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025 and filed with the Securities Exchange Commission on November 13, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Refer to the cover pages. All percentages are calculated based on 6,682,584 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025 and filed with the Securities Exchange Commission on November 13, 2025.
Transactions in the class effected during the past sixty days: On January 28, 2026, Tactic Pharma conducted a liquidating, pro rata distribution of holdings of the Issuer's Common Stock to its members.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of the distribution described in Item 5(c) above, as of January 28, 2026, each of the Reporting Persons ceased to the beneficial owner of more than five percent of the Common Stock. The filing of this Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

## Signatures
- Tactic Pharma LLC: /s/ Chandler Robinson, Chandler Robinson (01/30/2026)
- Robinson Chandler: /s/ Chandler Robinson, Chandler Robinson (01/30/2026)
- Brown Michael J: /s/ Michael Brown, Michael Brown (01/30/2026)